Exhibit 99.1

Calyxt Appoints Federico A. Tripodi to New Role of CEO

ST. PAUL, Minn.--(BUSINESS WIRE)--May 23, 2016--Calyxt, Inc., a Minnesota-based company developing healthier food products to benefit both consumers and growers, announced today the appointment of former Monsanto Corporation executive Federico A. Tripodi to the role of Chief Executive Officer of Calyxt. Mr. Tripodi will work closely with Calyxt’s executive team and researchers to further the Company’s mission to develop crops and food products with healthier characteristics, as well as maximize partnerships and collaborations. Mr. Tripodi takes over as CEO for Luc Mathis, who will continue his role as an advisor to the Company.

“Federico has nearly two decades of experience in agricultural R&D, and his extensive professional background in this space makes him a perfect fit for Calyxt,” said André Choulika, Chairman of Calyxt’s Board of Directors, Chairman and CEO of Cellectis SA sole shareholder of Calyxt. “His successful track record in developing and bringing products to market – coupled with his broad experience in managing relationships with customers, partners, suppliers and academics – adds another valuable layer to our senior management team. We are thrilled to have Mr. Tripodi lead us in our next level of growth and expansion.”

Mr. Tripodi joins Calyxt from Monsanto, where he spent over 17 years in a variety of global- and Midwest-based executive positions focused on bringing a broad range of agricultural biotech products to the market. His commercialization experience includes farmer-focused seeds and traits as well as products focused on the consumer, bioenergy, animal feed and industrial product market segments. Through his career Mr. Tripodi led teams in early discovery trough commercialization phases, with roles including Omega-3 Program Lead and Program Director of Corporate Strategy before becoming Sugarcane Commercial Director for the Business in Brazil.

“Gene editing holds the promise to go well beyond revolutionizing the Ag. biotech space by bringing consumer- and health-focused innovation to food crops in a way that was simply not previously possible,” said Mr. Tripodi. “Calyxt’s TALEN® gene-editing technology has emerged as a powerful tool in the crop development space and presents significant potential to improve the quality of our food while also meeting the challenges that are related to sustainable growth and climate change. Joining the team will enable me to lead an innovative organization that will contribute to close the gap currently exiting between Ag. biotech and consumer food innovation while building on the philosophy that has allowed Calyxt to become one of the most innovative and dynamic companies in the agricultural biotech industry to date.”

“Federico’s executive leadership experience, success in agricultural innovation and commercialization as well as deep industry knowledge make him the right choice to lead Calyxt in achieving our goals for 2016 and beyond," added Dan Voytas, Chief Science Officer of Calyxt. “We pride ourselves on bringing a talented leader on board.”

Kincannon & Reed, a leading executive search firm focused on the food, agribusiness, and biosciences sectors, assisted Calyxt in the recruitment of Federico Tripodi.

About Calyxt

Founded in 2010, Calyxt, Inc. (previously Cellectis plant sciences, Inc.) is based in Minneapolis-St. Paul. The company aims to create healthier crop products such as high-oleic/low trans fat soybean oil, cold storable potato, gluten reduced wheat and low saturated canola oil for the food and agriculture industries. Calyxt is developing a network of partnerships in order to secure accessibility of its food products to consumers.

About Cellectis

Cellectis is a biopharmaceutical company focused on developing immunotherapies based on gene edited CAR T-cells (UCART). The company’s mission is to develop a new generation of cancer therapies based on engineered T-cells. Cellectis capitalizes on its 16 years of expertise in genome engineering - based on its flagship TALEN® products and meganucleases and pioneering electroporation PulseAgile technology - to create a new generation of immunotherapies. CAR technologies are designed to target surface antigens expressed on cells. Using its life-science-focused, pioneering genome-engineering technologies, Cellectis’ goal is to create innovative products in multiple fields and with various target markets. Cellectis is listed on the Nasdaq market (ticker: CLLS) and on the NYSE Alternext market (ticker: ALCLS). To find out more about us, visit our website: www.cellectis.com.

For further information please visit our website: www.calyxt.com.
Calyxt™ and the corporate logo are trademarks owned by Calyxt, Inc.

Talking about gene editing? We do it.
TALEN® is a registered trademark owned by the Cellectis Group.

CONTACT:
For Calyxt
Media contacts
Jennifer Moore, 917-580-1088
VP Communications
contact@calyxt.com
or
KCSA Strategic Communications
Caitlin Kasunich, 212-896-1241
ckasunich@kcsa.com
or
Investor Relations contact
Simon Harnest, 646-385-9008
VP Corporate Strategy and Finance
simon.harnest@cellectis.com